February 8, 2019

Ton Logtenberg
Chief Executive Officer
Merus N.V.
Yalelaan 62, 3584CM, Utrecht
The Netherlands

       Re: Merus N.V.
           Form F-1 filed December 27, 2018
           File No. 333-229044

Dear Mr. Logtenberg:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed December 27, 2018

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE, page 187

1. As you know, we are reviewing you Form 20-F for the year ended December 31, 2017, and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 20-F. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 20-F.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ton Logtenberg
Merus N.V.
February 8, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Kevin Woody at 202-551-3629 if you have any questions.



FirstName LastNameTon Logtenberg                           Sincerely,
Comapany NameMerus N.V.
                                                           Division of
Corporation Finance
February 8, 2019 Page 2                                    Office of Healthcare
& Insurance
FirstName LastName